PGIM, Inc.

655 Broad Street
Newark, New Jersey 07102

May 4, 2018

The Board of Trustees
PGIM ETF Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: PGIM Ultra Short Bond ETF (the Fund)

To the Board of Trustees:

From the inception of the Fund, PGIM, Inc. (PGIM) agrees to waive any subadvisory fees it receives from the Fund in an amount equal to the subadvisory fees paid by the Fund to the Prudential Institutional Money Market Fund. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the Prudential Institutional Money Market Fund.

Very truly yours,

PGIM, INC.

By: /s/Steven B. Saperstein
Name: Steven B. Saperstein
Title: Vice President